                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 4


                        SILVER KING COMMUNICATIONS, INC.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  827740-10-1
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 13, 1996
                                ---------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 6 Pages

CUSIP No. 827740101
- ------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         RMS Limited
           Partnership      Crystal Diamond, Inc.     Roy M. Speer
         88-0224372         88-0223159                ###-##-####
- ------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member            (a) /x/
         of a Group  (See Instructions)                   (b) / /
- ------------------------------------------------------------------
(3)      SEC Use Only
- ------------------------------------------------------------------
(4)      Source of Funds
                                   OO
- ------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings           / /
         is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         RMS Limited Partnership -- Nevada limited partnership Crystal Diamond, Inc. -- Nevada corporation
         Roy M. Speer -- individual citizen of the United States
- ------------------------------------------------------------------
Number of Shares                   (7)  Sole Voting Power
Beneficially Owned                      107,732 by Mr. Speer
by Each Reporting                  -------------------------------
Person With                        (8)  Shared Voting Power
                                        763,059 by each person
                                   -------------------------------
                                   (9)  Sole Dispositive Power
                                        107,732 by Mr. Speer
                                   -------------------------------
                                   (10) Shared Dispositive Power
                                        763,059 by each person
- ------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         RMS Limited Partnership -- 763,059 shares
         Crystal Diamond, Inc. -- 763,059 shares
         Roy M. Speer -- 870,791 shares
- ------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11)     /x/
         Excludes Certain Shares
- ------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         RMS Limited Partnership -- 8.04%
         Crystal Diamond, Inc. -- 8.04%
         Roy M. Speer -- 9.17%
- ------------------------------------------------------------------
(14)     Type of Reporting Person

         RMS Limited Partnership -- PN
         Crystal Diamond, Inc. -- CO
         Roy M. Speer -- IN





                              Page 2 of 6 Pages

         RMS Limited Partnership, a Nevada limited partnership, Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as originally filed on January 7, 1993 and as amended by Amendment No. 1 thereto filed February 19, 1993, Amendment No. 2 thereto filed September 27, 1994 and by Amendment No. 3 thereto filed December 1, 1994 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Silver King Communications, Inc., a Delaware corporation. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

         On August 13, 1996, pursuant to Section 5.04(e) of the Option Agreement, Liberty assigned its option to purchase 2,000,000 shares of Class B Common Stock held by RMS (the "Option") to Silver Management Company, a Delaware corporation ("Silver Management").

         Pursuant to the Compliance Certificate and Cross-Receipt between RMS and Silver Management dated August 13, 1996 ("Certificate and Receipt") evidencing the exercise of the Option (a copy of which is attached hereto as Exhibit H), Silver Management and RMS waived certain conditions to the Closing (as defined in the Option Agreement) and RMS agreed: (i) to notify Silver Management prior to seeking to convert any of the Non-Option Class B Shares into Common Stock; and (ii) to continue to comply with Sections 3.01(f), (g) and (h) of the Option Agreement.

         The foregoing descriptions of certain provisions of the Certificate and Receipt are qualified by reference to the Certificate and Receipt attached hereto as Exhibit H, and which is incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) and (b) of the Schedule 13D are amended to read as follows:

         (a) RMS is the beneficial owner of 347,114 shares of Common Stock. Because each share of Class B Common Stock is convertible into one share of Common Stock, RMS also is deemed to be the beneficial owner of an additional 415,945 shares of Common Stock, representing the number of shares of Class B Common Stock owned by RMS. RMS thus is the beneficial owner of 763,059 shares of Common Stock. As a result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law





                               Page 3 of 6 Pages
purposes to beneficially own 763,059 shares of Common Stock each. Mr. Speer owns individually an additional 107,732 shares of Common Stock, for an aggregate beneficial ownership of 870,791 shares of Common Stock.

         The disclosure in this report of the shares of Common Stock owned by Mr. Speer, RMS and Crystal Diamond does not include 409,265 shares of Common Stock owned by the Roy M. Speer Foundation (the "Foundation"). Mr. Baker also serves as sole trustee for several irrevocable trusts established for the benefit of certain members of the Speer family (the "Trusts"). The Trusts hold an aggregate of 26,040 shares of Common Stock for which Mr.
Baker may be deemed a beneficial owner. Mr. Baker is an officer and director of Crystal Diamond. Mr. Speer, RMS and Crystal Diamond disclaim beneficial ownership of all shares of Common Stock held by the Foundation, the Trusts and Mr. Baker personally and as trustee. There are no contracts, agreements, or understandings between Mr. Speer, RMS or Crystal Diamond and the Foundation, the Trusts or Mr. Baker regarding the voting or disposition of the shares of Common Stock owned by the Foundation, the Trusts or Mr. Baker.

         As of August 5, 1996, the Company had issued and outstanding 7,075,332 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for a total of 9,491,277 shares. RMS and Crystal Diamond are therefore deemed to own beneficially 8.04% of the outstanding Common Stock and Mr. Speer is deemed to own beneficially 9.17 % of the outstanding Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS and Crystal Diamond may be deemed to own beneficially 14.43%, and Mr. Speer may be deemed to own beneficially 14.77%, of the voting power of the Company's outstanding capital stock.

         (b) RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 347,114 shares of Common Stock and the 415,945 shares of Class B Common Stock owned by RMS. Mr. Speer has sole power to vote and dispose of the 107,732 shares of Common Stock he owns individually.

         Item 5(c) of the Schedule 13D is amended by adding the following at the end thereof:

         On August 13, 1996, Silver Management exercised the Option and Liberty paid RMS $1.75 per share, or a total of $3,500,000, in a private transaction.


ITEM 7.  EXHIBITS.





                               Page 4 of 6 Pages

         H -- Compliance Certificate and Cross-Receipt dated August 13, 1996 between Silver Management Company and RMS Limited Partnership.





                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August __, 1996


                                  /s/ Roy M. Speer
                                  --------------------------------
                                  Roy M. Speer


                                  RMS LIMITED PARTNERSHIP,
                                  a Nevada limited partnership


                                  /s/ C. Thomas Burton
                                  --------------------------------
                                  C. Thomas Burton
                                  President
                                  of Crystal Diamond , Inc.,
                                  the Managing General Partner of
                                  RMS Limited Partnership


                                  CRYSTAL DIAMOND, INC.,
                                  a Nevada corporation


                                  /s/ C. Thomas Burton
                                  --------------------------------
                                  C. Thomas Burton
                                  President





                               Page 6 of 6 Pages

                          COMPLIANCE CERTIFICATE AND
                                CROSS-RECEIPT


     Reference is made to the Option Agreement, dated as of February 11, 1993, as amended on September 23, 1994 (the "Option Agreement"), by and between Liberty Media Corporation, a Delaware corporation ("Liberty"), and RMS Limited Partnership, a Nevada limited partnership ("RMS"), pursuant to which RMS granted to Liberty an option (the "Option") to purchase 2,000,000 shares of the Class B Common Stock, par value $.01 per share (the "Option Shares"), of Silver King Communications, Inc., a Delaware corporation ("Silver King"), owned by RMS. Pursuant to Section 5.04(e) of the Option Agreement, Liberty has assigned all of its rights and obligations under the Option Agreement to Silver Management Company, a Delaware corporation (the "Optionee"). Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Option Agreement and "Section" references herein shall be deemed to refer to the applicable section in the Option Agreement.

     Optionee hereby certifies that:

     1. Liberty assigned all of its right, title and interest in the Option Agreement and the Option to Optionee on August 12, 1996, pursuant to an Assignment and Capital Contribution instrument attached hereto as Exhibit A.

     2.   Each of the representations and warranties of Optionee contained in
          Section 2.01 are true and correct in all material respects as of the date hereof, except to the extent that such representation or warranty speaks as of a specified earlier date.

     3. Optionee has performed or complied in all material respects with all covenants, obligations and conditions contained in the Option Agreement that are required to be performed or complied with by Optionee at or prior to the Closing of the sale of the Option Shares.

     RMS hereby certifies that:

     1. Each of the representations and warranties of RMS contained in Sections 2.02(a), (b) and (c) are true and correct in all material respects as of the date hereof, except to the extent that such representation or warranty speaks as of a specified earlier date.

     2. Immediately after the sale, transfer and assignment at the Closing, Optionee will have good and marketable title to the Option Shares free and clear of any Security Interests or Restrictions of any nature.

     3. RMS has performed or complied in all material respects with all agreements, covenants, obligations and conditions (other than Section 4.02(e), which has been waived by Optionee) contained in the Option Agreement that are required to be performed or complied with by RMS at or prior to the Closing of the Option Shares.

     Optionee hereby acknowledges receipt from RMS of 2,000,000 shares of Silver King Class B Common Stock registered in RMS's name and duly endorsed for transfer or in blank and with stock transfer stamps attached.

     RMS hereby acknowledges receipt of payment to it of $3,500,000, representing payment in full of the Exercise Price of the Option.

     RMS hereby waives the requirement set forth in Section 1.02(b) that Optionee deliver the Exercise Notice. Optionee hereby waives compliance with the condition to Closing set forth in Section 4.02(e) and in connection therewith, RMS hereby agrees that it shall continue to comply with the provisions of Section 3.01(f), (g) and (h) of the Option Agreement, and RMS further agrees to notify Optionee prior to seeking to convert any of the Non-Option Class B Shares into Common Stock.

     IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate and Cross-Receipt as of August 13, 1996.


                              SILVER MANAGEMENT COMPANY

                              By:  /s/ Barry Diller
                                 -------------------------------
                                   Name:   Barry Diller
                                   Title:  President


                              RMS LIMITED PARTNERSHIP

                              By:  Crystal Diamond, Inc.
                                   General Partner

                              By:  /s/ C. Thomas Burton, Jr.
                                 ------------------------------
                                   Name:  C. Thomas Burton, Jr.
                                   Title: President

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       SILVER KING COMMUNICATIONS, INC.
                       -------------------------------
                               (Name of Issuer)

                    Common Stock. par value S.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   827740101
                                   ---------
                                (CUSIP Number)

                           Thomas J. Egan, Jr. Esq.
                               Baker & McKenzie
                         815 Connecticut Avenue, N.W.
                          Washington, D.C. 20006-4078
                                (202) 452-7000
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 28, 1992
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13dl(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 827740101
- ------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership       Crystal Diamond, Inc.    Roy M. Speer
     88-0224372          88-0223159               ###-##-####

- ------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member             (a) / /
     of a Group (See Instructions)                     (b) /x/

- ------------------------------------------------------------------------------
(3)  SEC Use Only

(4)  Source of Funds

                         00

- ------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                     / /
     is Required Pursuant to Items 2(d) or 2(e)

- ------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

- ------------------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 114,126 by Mr. Speer
by Each Reporting             ------------------------------------------------
Person With                   (8)  Shared Voting Power
                                   3,163,059 by each person
                              ------------------------------------------------
                              (9)  Sole Dispositive Power
                                   114,126 by Mr. Speer
                              ------------------------------------------------
                              (10) Shared Dispositive Power
                                   3,163,059 by each person
- ------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting  Person

     RMS Limited Partnership -- 3,163,059 shares
     Crystal Diamond, Inc. -- 3,163,059 shares
     Roy M. Speer -- 3,277,185 shares

- ------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                           /x/

- ------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 36.0%
     Crystal Diamond, Inc. -- 36.0%
     Roy M. Speer -- 37.3%

- ------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN

- ------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This report relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). This statement also relates to the shares of Common Stock issuable upon conversion of shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Each share of Common Stock is entitled to one vote per share and, except as provided below, is entitled to vote as a separate class with respect to certain fundamental corporate transaction-, such as mergers. The holders of the Common Stock also are entitled to vote as a separate class for the election of 25% of the Company's Board of Directors. Each share of Class B Common Stock is entitled to 10 votes per share and votes generally with the holders of Common Stock as a single class, except that (i) so long as there are 2,280,000 or more shares of Class B Common Stock outstanding, the holders of Class B Common Stock will vote as a separate class with respect to fundamental corporate transactions, such as mergers; and (ii) in the event there are fewer than 2,280,000 shares of Class B Common Stock outstanding, such holders will vote together with the holders of Common Stock as a single class on fundamental corporate transactions. The Company's principal executive offices are at 12425 28th Street North, St. Petersburg, Florida 33716.

     The descriptions of certain agreements and documents contained in this
Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 3D is being filed by RMS Limited Partnership a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., Nevada corporation ("Crystal Diamond"), and Roy M. Speer.

     RMS is engaged primarily in the warehousing and real estate businesses. RMS's principal business and office addresses are 201 West Liberty Street, P.O. Box 281, Reno, Nevada 89504. Crystal Diamond is the managing general partner of RMS. Crystal Diamond is engaged primarily in the warehousing and real estate businesses. Crystal Diamond's principal business and office addresses are 201 West Liberty Street, P.O. Box 281, Reno, Nevada 89504.

     Roy M. Speer is the sole stockholder and a director of Crystal Diamond and is a non-managing general partner of RMS. Mr. Speer's business address is 12000 25th Court North, St. Petersburg, Florida 33716. Mr. Speer is the Chairman and Chief Executive Officer of Home Shopping Network, Inc., a Delaware corporation ("HSN"). HSN is a holding company engaged through its subsidiaries in the electronic retailing, telemarketing and related businesses. HSN's address is 2501 118th Avenue North, St. Petersburg, Florida 33716. Mr. Speer is a United States citizen.

     The name, citizenship, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Crystal Diamond, (ii) each person controlling Crystal Diamond, and (iii) the executive officers and directors of any person controlling Crystal Diamond (except Mr. Speer, for whom such information is provided above) are set forth in Schedule 1 attached hereto and incorporated herein by reference.

     As a result of the relationships described above in this Item 2, Crystal Diamond and Mr. Speer may be deemed to beneficially own the Common Stock owned by RMS.

     During the last five years, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 28, 1992, HSN effected a distribution (the "Distribution") to its stockholders of all of the outstanding capital stock of the Company, which prior to the Distribution was a wholly-owned subsidiary of HSN. Pursuant to the Distribution, each HSN stockholder received one share of Common Stock for every 10 shares of HSN Common Stock, par value $.01 per share (the "HSN Common Stock"), owned as of December 24, 1992, and one share of Class B Common Stock for every 10 shares of HSN Class B Common Stock, par value $.01 per share (the "HSN Class B Common Stock"), owned as of such date. As a result of the Distribution, RMS received from HSN 747,114 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for which it did not pay any cash or other consideration.

     In addition to the shares of Common Stock and Class B Common Stock owned by RMS which Mr. Speer may be deemed to own beneficially, Mr. Speer owns 114,126 shares of Common Stock individually. Mr. Speer acquired these shares pursuant to the Distribution.


ITEM 4. PURPOSE OF TRANSACTION.

     RMS acquired its 747,114 shares of Common Stock and 2,415,945 shares of Class B Common Stock pursuant to the Distribution. Likewise, Mr. Speer acquired the 114,126 shares of Common Stock he owns individually pursuant to the Distribution.

     RMS and Liberty Media Corporation, a Delaware corporation ("Liberty"), have entered into an Agreement in Principle, dated December 4, 1992, as amended by a letter agreement dated December 22, 1992 (together, the "Agreement"), whereby, among other things, RMS has agreed, subject to certain conditions, to sell to Liberty 20,000,000 shares of HSN Class B Common Stock in return for $60,000,000 in cash and 4,000,000 shares of Liberty's Class A Common Stock, par value $1.00 per share. The Agreement requires RMS to assign to Liberty upon consummation of the transactions contemplated by the Agreement all of RMS's rights with respect to 2,000,000 of the shares of Class B Common Stock (the "Subject Shares") received by RMS pursuant to the Distribution. The Agreement also requires RMS and Liberty to cooperate with respect to certain Federal Communications Commission ("FCC") matters related to ownership of a controlling interest in the Company.

     Because of Liberty's ownership of cable television assets, it is unlikely that, under present FCC regulations, the FCC would consent to the transfer of control of the Company from RMS to Liberty (based on ownership of the Subject Shares). As a result of the current FCC restrictions on cross-ownership, RMS and Liberty anticipate that, in lieu of transferring the Subject Shares to Liberty at the closing of the transactions contemplated by the Agreement (the "Closing"), Liberty's rights with respect to the Subject Shares will be evidenced by an option agreement to be executed at the Closing. It would be a condition to the exercise of any such option that Liberty have received all necessary FCC and other approvals. As currently contemplated, such option would be assignable by Liberty.

     As of the date of this report, the Closing had not occurred. The Agreement originally provided for termination thereof by either party in the event that the Closing did not occur by December 31, 1992. The termination date of the Agreement has been extended until the earlier of the date of the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and March 1, 1993. On January 6, 1993, the Department of Justice made a second request for information in connection with its review of the proposed transaction between RMS and Liberty under the HSR Act.

     Other than as described in this Item 4, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of their holdings of securities of the Company, or change their intentions with respect to any of the matters referred to in this Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) RMS is the beneficial owner of the 747,114 shares of Common Stock it received pursuant to the Distribution. Because each share of Class B Common Stock is convertible into one share of Common Stock, RMS also is deemed the beneficial owner of an additional 2,415,945 shares of Common Stock, representing the number of shares of Class B Common Stock owned by RMS. RMS thus is the beneficial owner of 3,163,059 shares of Common Stock. As a result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 3,163,059 shares of Common Stock each. Mr. Speer owns individually an additional 114,126 shares of Common Stock, for an aggregate beneficial ownership of 3,277,185 shares of Common Stock.

     The disclosure in this report of the shares of Common Stock owned by Mr. Speer does not include 9,265 shares of Common Stock owned by the Roy M. Speer Foundation (the "Foundation"). Mr. Speer disclaims beneficial ownership of all such shares. There are no contracts, agreements, or understandings between Mr. Speer and the Foundation regarding the voting or disposition of the shares of Common Stock owned by the Foundation.

     The Company currently has issued and outstanding 6,363,525 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for a total of 8,779,470 shares. RMS and Crystal Diamond are therefore deemed to own beneficially 36.0% of the outstanding Common Stock and Mr. Speer is deemed to own beneficially 37.3% of the outstanding Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS and Crystal Diamond may be deemed to own beneficially 79.1%, and Mr. Speer may be deemed to own beneficially 79.5%, of the voting power of the Company's outstanding capital stock.

     (b) RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,163,059 shares of Common Stock owned by RMS. Mr. Speer has sole power to vote and dispose of the 114,126 shares of Common Stock he owns individually, except for 23 shares held by the HSN 401(k) plan, which shares are voted by the trustee of such plan.

     (c) RMS received 747,114 shares of Common Stock and 2,415,945 shares of Class B Common Stock on December 28, 1992 pursuant to the Distribution, the terms of which are described in Item 3 above. Crystal Diamond and Mr. Speer are also deemed beneficial owners of these shares. As described in Item 4 above, RMS has entered into the Agreement, whereby it would assign to Liberty at the Closing all of its rights with respect to the Subject Shares. Mr. Speer received individually 114,126 shares of Common Stock on December 28, 1992 pursuant to the Distribution.

     (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by RMS. No person other than Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned individually by Mr. Speer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond or Mr. Speer and any other person are described in Item 4 above, which is incorporated herein by reference, in the Agreement in Principle between RMS and Liberty, which is attached hereto as Exhibit A and which is incorporated herein by reference, and in the letter agreement between RMS and Liberty, which is attached hereto as Exhibit B and which is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  --  Agreement in Principle, dated December 4, 1992, between RMS
               Limited Partnership and Liberty Media Corporation

Exhibit B  --  Letter Agreement, dated December 22, 1992, between RMS Limited
               Partnership and Liberty Media Corporation

Exhibit C  --  Press Release of Home Shopping Network, Inc., dated January 5,
               1993

Exhibit D  --  Press Release of Home Shopping Network, Inc., dated January 7,
               1993

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 1993

                              /s/ Roy M. Speer
                              -------------------------
                              Roy M. Speer


                              RMS LIMITED PARTNERSHIP,
                              a Nevada limited partnership


                              /s/ Richard W. Baker
                              ------------------------------
                              Richard W. Baker
                              Treasurer and Secretary
                              of Crystal Diamond, Inc.,
                              the Managing General Partner of
                              RMS Limited Partnership


                              CRYSTAL DIAMOND, INC.,
                              a Nevada corporation


                              /s/ Richard W. Baker
                              ------------------------------
                              Richard W. Baker
                              Treasurer and Secretary

                                 Schedule 1

            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                OF CRYSTAL DIAMOND, INC. ("CRYSTAL DIAMOND")


Name and Title*          Occupation and Employer
- --------------           -----------------------
Richard W. Baker         Certified public accountant, Richard
Director, Treasurer      W. Baker, P.A., 1803 U.S. Highway 19,
and Secretary            Holiday, Florida  34691

C. Thomas Burton, Jr.    Attorney, law firm of Vargas &
President                Bartlett, 201 West Liberty Street,
                         P.O. Box 281, Reno, Nevada  89504



* All such persons are United States citizens

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 1


                       SILVER KING COMMUNICATIONS, INC.
                       --------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   827740101
                                   ---------
                                (CUSIP Number)


                          Thomas J. Egan, Jr., Esq.
                               Baker & McKenzie
                         815 Connecticut Avenue, N.W.
                         Washington, D.C.  20006-4078
                                (202) 452-7000
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 11, 1993
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 7 Pages

CUSIP No. 827740101
- ------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership       Crystal Diamond, Inc.    Roy M. Speer
     88-0224372          88-0223159               ###-##-####
- ------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member             (a) / /
     of a Group  (See Instructions)                    (b) /x/
- ------------------------------------------------------------------
(3)  SEC Use Only

- ------------------------------------------------------------------
(4)  Source of Funds
                                      OO
- ------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings          / /
     is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
- ------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 114,132 by Mr. Speer
by Each Reporting             ------------------------------------
Person With                   (8)  Shared Voting Power
                                   3,163,059 by each person
                              ------------------------------------
                              (9)  Sole Dispositive Power
                                   114,132 by Mr. Speer
                              ------------------------------------
                              (10) Shared Dispositive Power
                                   3,163,059 by each person
- ------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,163,059 shares
     Crystal Diamond, Inc. -- 3,163,059 shares
     Roy M. Speer -- 3,277,191 shares
- ------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)         /x/
     Excludes Certain Shares
- ------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 35.8%
     Crystal Diamond, Inc. -- 35.8%
     Roy M. Speer -- 37.1%
- ------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





                               Page 2 of 7 Pages

     RMS Limited Partnership, a Nevada limited partnership, Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their Schedule 13D as originally filed on January 7, 1993 (the "Schedule 13D"), with respect to the Common stock, par value $.01 per share, of Silver King Communications, Inc., a Delaware corporation. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is amended by adding the following at the end thereof:

     In connection with the Closing (as hereinafter defined), Mr. Speer resigned his position as Chief Executive Officer of HSN. He remains the Chairman of HSN's Board of Directors.


ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is amended by adding the following at the end thereof:

     On February 11, 1993, the DOJ granted early termination of the applicable waiting period under the HSR Act and following such early termination RMS, Liberty and Liberty Program Investments, Inc. ("LPI"), a Wyoming corporation and wholly-owned subsidiary of Liberty designated by Liberty to purchase the 20,000,000 shares (the "HSN Shares") of HSN Class B Common Stock from RMS, effected the Closing. The cash consideration paid to RMS by Liberty in connection with the purchase by LPI of the HSN Shares was reduced from $60,000,000 to $58,000,000 pursuant to the Amendment Agreement (as hereinafter defined). At the Closing, Liberty also issued and delivered to RMS 4,000,000 shares of Liberty's Class A Common Stock, par value $1.00 per share.

     In connection with the Closing, RMS, Liberty, and LPI amended certain terms of the Agreement by entering into an Amendment Agreement (the "Amendment Agreement") dated as of February 11, 1993. In addition, RMS and Liberty entered into an Option Agreement (the "Option Agreement") dated as of February 11, 1993, whereby RMS granted an irrevocable, assignable option (the "Option") to Liberty (together with any assignee under the Option, the "Optionee") to purchase the Subject Shares for $2,000,000 plus interest from the date of the Closing. The Option may be exercised by the Optionee, in whole but not in part, at any time during the period (the "Exercise Period") commencing on the date of the Option Agreement and ending on the later of (1) the second anniversary of the execution of the Option Agreement and (2) the 30th day after all government (including FCC) approvals shall have been obtained;





                               Page 3 of 7 Pages
provided, however, that the termination date will be extended for the period specified in clause (2) of this sentence only in the event (i) the Optionee has filed an application with the FCC prior to the second anniversary of the execution of the Option Agreement seeking the FCC's consent to the transfer of control of the Company from RMS to the Optionee resulting from the purchase of the Subject Shares by the Optionee and (ii) the Optionee uses its reasonable efforts to pursue FCC approval and in good faith possesses a reasonable belief that such FCC consent can be obtained.

     During the Exercise Period, RMS will retain, subject to the provisions of the Option Agreement, all rights as the holder of the Subject Shares, including the right to vote such shares. RMS will, however, be required to cause the Company to conduct its business in the ordinary course, pursuant to which certain specified corporate transactions will be prohibited, and to furnish certain financial and operating data to Liberty and afford Liberty and its authorized representatives reasonable access to the Company's personnel, properties, books and records. In addition, during the Exercise Period, RMS will be prohibited from transferring or converting into Common Stock any of the Subject Shares or transferring any of the Class B Common Stock other than the Subject Shares owned by RMS, unless such other Class B shares are first converted into Common Stock.

     Immediately prior to the closing of any purchase by the Optionee of the Subject Shares pursuant to the Option, RMS will be required to use its best efforts to cause each member of the Company's Board of Directors to deliver to the Optionee a written resignation from such Board of Directors or as an employee, as the case may be, unless the Optionee shall have otherwise requested.

     The foregoing descriptions of certain provisions of the Amendment Agreement and the Option Agreement do not purport to be complete and are qualified by reference to the Amendment Agreement and the Option Agreement attached hereto as Exhibits E and F, respectively, and which are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is amended in its entirety to read as follows:

     (a) RMS is the beneficial owner of the 747,114 shares of Common Stock it received pursuant to the Distribution. Because each share of Class B Common Stock is convertible into one share of Common Stock, RMS also is deemed the beneficial owner of an additional 2,415,945 shares of Common Stock, representing the number of shares of Class B Common Stock owned by RMS. RMS thus is the beneficial owner of 3,163,059 shares of Common Stock. As a





                               Page 4 of 7 Pages
result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 3,163,059 shares of Common Stock each. Mr. Speer owns individually an additional 114,132 shares of Common Stock, for an aggregate beneficial ownership of 3,277,191 shares of Common Stock.

     The disclosure in this report of the shares of Common Stock owned by Mr. Speer does not include 9,265 shares of Common Stock owned by the Roy M. Speer Foundation (the "Foundation"). Mr. Speer disclaims beneficial ownership of all such shares. There are no contracts, agreements, or understandings between Mr. Speer and the Foundation regarding the voting or disposition of the shares of Common Stock owned by the Foundation.

     The Company currently has issued and outstanding 6,414,394 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for a total of 8,830,339 shares. RMS and Crystal Diamond are therefore deemed to own beneficially 35.8% of the outstanding Common Stock and Mr. Speer is deemed to own beneficially 37.1% of the outstanding Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS and Crystal Diamond may be deemed to own beneficially 81.5%, and Mr. Speer may be deemed to own beneficially 81.8%, of the voting power of the Company's outstanding capital stock.

     (b) Subject to the terms of the Option Agreement described in Item 4 above and incorporated herein by reference, RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,163,059 shares of Common Stock owned by RMS. Mr. Speer has sole power to vote and dispose of the 114,132 shares of Common Stock he owns individually, except for 30 shares held by the HSN 401(k) plan, which shares are voted by the trustee of such plan.

     (c) RMS received 747,114 shares of Common Stock and 2,415,945 shares of Class B Common Stock on December 28, 1992 pursuant to the Distribution, the terms of which are described in Item 3 above. Crystal Diamond and Mr. Speer are also deemed beneficial owners of these shares. As governed by the Option Agreement described in Item 4 above and incorporated herein by reference, RMS has granted to Liberty the Option with respect to the Subject Shares. Mr. Speer received individually 114,132 shares of Common Stock on December 28, 1992 pursuant to the Distribution. On December 31, 1992, the HSN 401(k) Plan credited 30 shares to Mr. Speer's account.

     (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the





                               Page 5 of 7 Pages
shares of Common Stock owned by RMS. No person other than Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned individually by Mr. Speer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                   WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended in its entirety to read as follows:

     All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond or Mr. Speer and any other person are described in Item 4 above, which is incorporated herein by reference, in the Agreement, which is attached hereto as Exhibit A and which is incorporated herein by reference, in the Amendment, which is attached hereto as Exhibit B and which is incorporated herein by reference, in the Amendment Agreement, which is attached hereto as Exhibit E and which is incorporated herein by reference, and in the Option Agreement, which is attached hereto as Exhibit F and which is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is amended by adding the following at the end thereof:

     Exhibit E  --  Amendment Agreement, dated as of February 11, 1993, among
                    RMS Limited Partnership, Liberty Media Corporation and Liberty Program Investments, Inc.

     Exhibit F  --  The Option Agreement, dated as of February 11, 1993, between RMS Limited Partnership and Liberty Media
                    Corporation.





                               Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February __, 1993


                              ------------------------------
                              Roy M. Speer


                              RMS LIMITED PARTNERSHIP,
                              a Nevada limited partnership


                              ------------------------------
                              Richard W. Baker
                              Treasurer and Secretary
                              of Crystal Diamond, Inc.,
                              the Managing General Partner of
                              RMS Limited Partnership


                              CRYSTAL DIAMOND, INC.,
                              a Nevada corporation


                              ------------------------------
                              Richard W. Baker
                              Treasurer and Secretary





                               Page 7 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 2


                       SILVER KING COMMUNICATIONS, INC.
                       --------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   827740101
                                   ---------
                                (CUSIP Number)


                          Thomas J. Egan, Jr., Esq.
                               Baker & McKenzie
                         815 Connecticut Avenue, N.W.
                         Washington, D.C.  20006-4078
                                (202) 452-7000
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 23, 1994
                              ------------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 827740101
- ------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership       Crystal Diamond, Inc.    Roy M. Speer
     88-0224372          88-0223159               ###-##-####
- ------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member             (a) / /
     of a Group  (See Instructions)                    (b) /x/
- ------------------------------------------------------------------
(3)  SEC Use Only


- ------------------------------------------------------------------
(4)  Source of Funds
                                      OO
- ------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings          / /
     is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
- ------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 114,102 by Mr. Speer
by Each Reporting             ------------------------------------
Person With                   (8)  Shared Voting Power
                                   3,163,059 by each person
                              ------------------------------------
                              (9)  Sole Dispositive Power
                                   114,102 by Mr. Speer
                              ------------------------------------
                              (10) Shared Dispositive Power
                                   3,163,059 by each person
- ------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,163,059 shares
     Crystal Diamond, Inc. -- 3,163,059 shares
     Roy M. Speer -- 3,277,161 shares
- ------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)         /x/
     Excludes Certain Shares
- ------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 35.8%
     Crystal Diamond, Inc. -- 35.8%
     Roy M. Speer -- 37.1%
- ------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





                               Page 2 of 6 Pages

     RMS Limited Partnership, a Nevada limited partnership, Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their Schedule 13D as originally filed on January 7, 1993 and as amended by Amendment No. 1 thereto filed February 19, 1993 (the "Schedule 13D"), with respect to the Common stock, par value $.01 per share, of Silver King Communications, Inc., a Delaware corporation. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is amended by adding the following at the end thereof:

     In connection with the Closing (as hereinafter defined), Mr. Speer resigned his position as Chief Executive Officer of HSN. Mr. Speer subsequently resigned as the Chairman of HSN's Board of Directors.


ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is amended by adding the following at the end thereof:

     On September 23, 1994, RMS and Liberty entered into an Option Amendment Agreement (the "Option Amendment") whereby RMS agreed to extend the Exercise Period of the Option Agreement to February 11, 1999. RMS and Liberty further agreed to modify the exercise price of the Option to provide for an initial exercise price of $1.25 per share through February 11, 1995 with such exercise price increasing in increments of $.25 each year thereafter through February 11, 1999. The Option Amendment also eliminates certain covenants which required RMS to cause Silver King to take or refrain from taking certain actions and required RMS to cause Silver King to furnish certain financial and operating data to Liberty and to afford Liberty and its authorized representatives reasonable access to the Company's personnel, properties, books and records. The Option Amendment also eliminated RMS's obligation to use its best efforts to cause each member of the Company's Board of Directors to resign immediately prior to the date of the purchase of the Subject Shares by the Optionee (the "Closing Date"). RMS agreed, however, to refrain from voting the Subject Shares in favor of any amendment to the Articles of Incorporation of Silver King. RMS also agreed that upon receipt of written notice from Optionee, RMS would call a special meeting of stockholders to be held on or after the Closing Date to vote on such matters as may be designated by the Optionee.

     The foregoing description of certain provisions of the Option Amendment does not purport to be complete and is qualified by





                               Page 3 of 6 Pages
reference to the Option Amendment attached hereto as Exhibit G, and which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is amended in its entirety to read as follows:


     (a) RMS is the beneficial owner of the 747,114 shares of Common Stock it received pursuant to the Distribution. Because each share of Class B Common Stock is convertible into one share of Common Stock, RMS also is deemed the beneficial owner of an additional 2,415,945 shares of Common Stock, representing the number of shares of Class B Common Stock owned by RMS. RMS thus is the beneficial owner of 3,163,059 shares of Common Stock. As a result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 3,163,059 shares of Common Stock each. Mr. Speer owns individually an additional 114,102 shares of Common Stock, for an aggregate beneficial ownership of 3,277,161 shares of Common Stock.

     The disclosure in this report of the shares of Common Stock owned by Mr. Speer does not include 9,265 shares of Common Stock owned by the Roy M. Speer Foundation (the "Foundation"). Mr. Speer disclaims beneficial ownership of all such shares. There are no contracts, agreements, or understandings between Mr. Speer and the Foundation regarding the voting or disposition of the shares of Common Stock owned by the Foundation.

     The Company currently has issued and outstanding 6,414,394 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for a total of 8,830,339 shares. RMS and Crystal Diamond are therefore deemed to own beneficially 35.8% of the outstanding Common Stock and Mr. Speer is deemed to own beneficially 37.1% of the outstanding Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS and Crystal Diamond may be deemed to own beneficially 81.5%, and Mr. Speer may be deemed to own beneficially 81.8%, of the voting power of the Company's outstanding capital stock.

     (b) Subject to the terms of the Option Agreement described in Item 4 above and incorporated herein by reference, RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,163,059 shares of Common Stock owned by RMS. Mr. Speer has sole power to vote and dispose of the 114,102 shares of Common Stock he owns individually.

     (c) RMS received 747,114 shares of Common Stock and 2,415,945 shares of Class B Common Stock on December 28, 1992 pursuant to the





                               Page 4 of 6 Pages

Distribution, the terms of which are described in Item 3 above. Crystal Diamond and Mr. Speer are also deemed beneficial owners of these shares. As governed by the Option Agreement described in Item 4 above and incorporated herein by reference, RMS has granted to Liberty the Option with respect to the Subject Shares. Mr. Speer received individually 114,132 shares of Common Stock on December 28, 1992 pursuant to the Distribution. On December 31, 1992, the HSN 401(k) Plan credited 30 shares to Mr. Speer's account. The shares of Silver King stock held for the benefit of Mr. Speer in the HSN 401(k) Plan were sold following Mr. Speer's resignation as the Chairman of the Board of Home Shopping Network, Inc.

     (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by RMS. No person other than Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned individually by Mr. Speer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                   WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended in its entirety to read as follows:

     All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond or Mr. Speer and any other person are described in Item 4 above, which is incorporated herein by reference, in the Agreement, which is attached hereto as Exhibit A and which is incorporated herein by reference, in the Amendment, which is attached hereto as Exhibit B and which is incorporated herein by reference, in the Amendment Agreement, which is attached hereto as Exhibit E and which is incorporated herein by reference, and in the Option Agreement, which is attached hereto as Exhibit F and which is incorporated herein by reference and in the Option Amendment which is attached hereto a Exhibit G and which is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is amended by adding the following at the end thereof:

     Exhibit G  --  The Option Amendment, dated as of September 23, 1994, between RMS Limited Partnership and Liberty Media
                    Corporation.





                               Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 27, 1994


                              /s/ Roy M. Speer
                              ---------------------------------
                              Roy M. Speer


                              RMS LIMITED PARTNERSHIP,
                              a Nevada limited partnership


                              /s/ C. Thomas Burton
                              ---------------------------------
                              C. Thomas Burton
                              President
                              of Crystal Diamond, Inc.,
                              the Managing General Partner of
                              RMS Limited Partnership


                              CRYSTAL DIAMOND, INC.,
                              a Nevada corporation


                              /s/ C. Thomas Burton
                              ---------------------------------
                              C. Thomas Burton
                              President





                               Page 6 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 3


                       SILVER KING COMMUNICATIONS, INC.
                       --------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                  827740-10-1
                                  -----------
                                (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                (202) 452-7000
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 1, 1994
                               ----------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 5 Pages

CUSIP No. 827740101
- ------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership       Crystal Diamond, Inc.    Roy M. Speer
     88-0224372          88-0223159               ###-##-####
- ------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member             (a) / /
     of a Group  (See Instructions)                    (b) /x/
- ------------------------------------------------------------------------------
(3)  SEC Use Only


- ------------------------------------------------------------------------------
(4)  Source of Funds
                                      OO
- ------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings          / /
     is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
- ------------------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 107,732 by Mr. Speer
by Each Reporting             ------------------------------------------------
Person With                   (8)  Shared Voting Power
                                   2,763,059 by each person
                              ------------------------------------------------
                              (9)  Sole Dispositive Power
                                   107,732 by Mr. Speer
                              ------------------------------------------------
                              (10) Shared Dispositive Power
                                   2,763,059 by each person
- ------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 2,763,059 shares
     Crystal Diamond, Inc. -- 2,763,059 shares
     Roy M. Speer -- 2,870,791 shares
- ------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)         /x/
     Excludes Certain Shares
- ------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 31.0%
     Crystal Diamond, Inc. -- 31.0%
     Roy M. Speer -- 32.3%
- ------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





                               Page 2 of 5 Pages

     RMS Limited Partnership, a Nevada limited partnership, Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their Schedule 13D as originally filed on January 7, 1993 and as amended by Amendment No. 1 thereto filed February 19, 1993 and by Amendment No. 2 thereto filed September 27, 1994 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Silver King Communications, Inc., a Delaware corporation. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) and (b) of the Schedule 13D are amended to read as follows:

     (a) RMS is the beneficial owner of 347,114 shares of Common Stock. Because each share of Class B Common Stock is convertible into one share of Common Stock, RMS also is deemed the beneficial owner of an additional 2,415,945 shares of Common Stock, representing the number of shares of Class B Common Stock owned by RMS. RMS thus is the beneficial owner of 2,763,059 shares of Common Stock. As described in Item 4 of this Schedule 13D, under the terms of the Option Agreement, RMS is precluded from converting the Subject Shares into Common Stock contractually during the term of the Option Agreement. As a result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 2,763,059 shares of Common Stock each. Mr. Speer owns individually an additional 107,732 shares of Common Stock, for an aggregate beneficial ownership of 2,870,791 shares of Common Stock.

     The disclosure in this report of the shares of Common Stock owned by Mr. Speer, RMS and Crystal Diamond does not include 409,265 shares of Common Stock owned by the Roy M. Speer Foundation (the "Foundation"). In December 1994, RMS transferred by gift 400,000 shares of Common Stock to the Foundation. The Foundation is a charitable trust for which Richard W. Baker ("Baker") serves as sole trustee. Mr. Baker also serves as sole trustee for several irrevocable trusts established for the benefit of certain members of the Speer family (the "Trusts"). The Trusts hold an aggregate of 26,040 shares of Common Stock for which Mr. Baker may be deemed a beneficial owner. Mr. Baker is an officer and director of Crystal Diamond. Mr. Speer, RMS and Crystal Diamond disclaim beneficial ownership of all shares of Common Stock held by the Foundation, the Trusts and Mr. Baker personally and as trustee. There are no contracts, agreements, or understandings between Mr. Speer, RMS or Crystal Diamond and the Foundation, the Trusts or Mr. Baker regarding the voting or disposition of the shares of Common Stock owned by the Foundation, the Trusts or Mr. Baker.





                               Page 3 of 5 Pages

     As of November 14, 1994, the Company had issued and outstanding 6,483,394 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for a total of 8,899,339 shares. RMS and Crystal Diamond are therefore deemed to own beneficially 31.0% of the outstanding Common Stock and Mr. Speer is deemed to own beneficially 32.3% of the outstanding Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS and Crystal Diamond may be deemed to own beneficially 79.9%, and Mr. Speer may be deemed to own beneficially 80.3%, of the voting power of the Company's outstanding capital stock.

     (b) Subject to the terms of the Option Agreement described in Item 4 above and incorporated herein by reference, RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 347,114 shares of Common Stock and the 2,415,945 shares of Class B Common Stock owned by RMS. Mr. Speer has sole power to vote and dispose of the 107,732 shares of Common Stock he owns individually.

     Item 5(c) of the Schedule 13D is amended by adding the following at the end thereof:

     On December 1, 1994, RMS transferred by gift 400,000 shares of Common Stock to the Foundation. Additionally, on the same date, Mr. Speer transferred by gift an aggregate of 6,370 shares of Common Stock to certain trusts with respect to which Mr. Speer, RMS and Crystal Diamond disclaim any beneficial interest.





                               Page 4 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 1995


                              /s/ Roy M. Speer
                              --------------------------------
                              Roy M. Speer


                              RMS LIMITED PARTNERSHIP,
                              a Nevada limited partnership


                              /s/ C. Thomas Burton
                              --------------------------------
                              C. Thomas Burton
                              President
                              of Crystal Diamond , Inc.,
                              the Managing General Partner of
                              RMS Limited Partnership


                              CRYSTAL DIAMOND, INC.,
                              a Nevada corporation


                              /s/ C. Thomas Burton
                              --------------------------------
                              C. Thomas Burton
                              President





                               Page 5 of 5 Pages